Exhibit D
                             Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

January ___, 2004

          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ___, 2004 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                    * * * * *

Enron Corp. et al. (70-______)

          Enron Corp. ("Enron"), located at 1400 Smith Street, Houston, Texas 77002, Stephen Forbes Cooper, LLC ("SFC"), located at 1400 Smith Street, Houston, Texas 77002, and PGE Trust, a to-be-formed entity, are seeking an order declaring that each is, or upon the occurrence of certain events under the chapter 11 plan described below, would be, exempt from all provisions of the Act other than Section 9(a)(2), under Section 3(a)(4) of the Act.

          Enron is a public utility holding company within the meaning of the Act by reason of its ownership of all of the outstanding voting securities of Portland General Electric Company ("Portland General"), an Oregon public utility company. On December 2, 2001, Enron and certain of its subsidiaries each filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court"). Over one hundred sixty



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(160) additional Enron subsidiaries (the "Supplemental Debtors" and, together with the initial debtors, the "Debtors") have filed voluntary petitions since that time. Pursuant to sections 1107 and 1108 of the Bankruptcy Code, the Debtors continue to operate their businesses and manage their properties as debtors in possession. Portland General, Enron's sole public utility subsidiary company, however, is not in bankruptcy.

          The Debtors have been engaged, since the commencement of the chapter 11 cases, in the rehabilitation and disposition of their assets to satisfy the claims of creditors. The Debtors have been consolidating, selling businesses and assets, dissolving entities and simplifying their complex corporate structure. The Debtors are holding cash from prior sales pending distribution under a chapter 11 plan and are positioning other assets for sale or other disposition. In this process, hundreds of corporations have or will be liquidated./1

          The Debtors have worked with the Official Committee of Unsecured Creditors appointed in the Debtors' chapter 11 cases (the "Creditors' Committee") and individual creditor groups to formulate a chapter 11 plan. On July 11, 2003, the Debtors filed a joint chapter 11 plan and a related disclosure statement. On September 18, 2003, and November 13, 2003, respectively, the Debtors filed amended and second amended plans and related amended disclosure statements with the Bankruptcy Court. On December 17, 2003, the Debtors filed a third amended plan (the "Plan") and a related amended disclosure statement with the Bankruptcy Court./2

          The Plan provides for the appointment of a Reorganized Debtor Plan Administrator ("Administrator") on the Effective Date for the purpose of carrying out the provisions of the Plan. Pursuant to Section 1.224 of the Plan, the Administrator would be SFC, an entity headed by Stephen F. Cooper, Enron's Acting President, Acting Chief Executive Officer, and Chief Restructuring Officer. In accordance with Section 36.2 of the Plan, the Administrator shall be responsible for implementing the distribution of the assets in the Debtors' estates to the Debtors' creditors, including, without limitation, the divestiture of Portland General common stock.

          In preparation for the distribution of Portland General under the Plan, upon receipt of all appropriate regulatory approvals, Enron may transfer its


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1 On the initial petition date, the Enron group totaled approximately 2,400 legal entities. Approximately 600 entities have been sold, merged or dissolved and approximately 1,800 legal entities remain. By the end of 2004, it is anticipated that all legal entities will be reduced to those necessary for Enron's operating businesses and the liquidation of assets.

2 Unless defined in the text of this notice, all capitalized terms used herein follow the definitions specified in the Plan.


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ownership interest in Portland General to PGE Trust. If formed, PGE Trust would hold Enron's interest in Portland General as a liquidating vehicle, solely for the purpose of distributing, directly or indirectly, the shares of Portland General (or the proceeds of a sale of Portland General) to the Debtor's creditors as required by the Plan./3

          Once the adequacy of the information in the disclosure statement has been approved by the Bankruptcy Court, the Plan, disclosure statement and related solicitation materials will be served upon impaired creditors for their acceptance or rejection of the Plan./4 A confirmation hearing on the Plan is expected to be held in February, 2004. The Plan may be confirmed by the Bankruptcy Court, even if creditors vote to reject the Plan, if the court finds that the Plan treats creditors fairly./5

          Following confirmation of the Plan by the Bankruptcy Court, the Plan shall become effective upon the satisfaction of certain conditions. Section 1.93 of the Plan specifies that the Effective Date shall occur on the first business day after the Plan is confirmed after which the conditions to the effectiveness of the Plan have been satisfied or waived, but in no event later than December 31, 2004. The conditions to the effectiveness of the Plan, set forth in Section 37.1, are: (i) entry of the Bankruptcy Court confirmation order; (ii) the execution of documents and other actions necessary to implement the Plan; (iii) the receipt of consents necessary to transfer assets to and establish Prisma and CrossCountry (described further below), and (iv) the receipt of consents necessary to issue the Portland General common stock under the Plan.

          Implementing the Plan will involve the Debtors making distributions to creditors required by the Plan, reporting on the status of Plan consummation, and applying for a final decree that closes the cases after they have been fully administered, including, without limitation, reconciliation of claims. As such, administration of the estates in conjunction with the Bankruptcy Court will continue post confirmation, including the resolution of over five hundred (500) adversary proceedings.

          Two principal aspects of the Plan involve the formation of holding companies, Prisma Energy International Inc. ("Prisma") and CrossCountry Energy


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3 Enron recently announced an agreement to sell the common stock of Portland
General to Oregon Electric Utility Company, LLC, a newly-formed entity financially backed by investment funds managed by the Texas Pacific Group, a private equity investment firm.

4 Creditors whose claims are "impaired" (i.e., those whose contractual rights are to be modified or who will be paid less than the full value of their claims under the plan) vote on the plan by submitting a ballot included with the disclosure statement. Creditors that will receive no distribution under the Plan are presumed to reject it and their vote will not be solicited.

5 In order to confirm a plan, the Bankruptcy Court must find that (1) the plan is feasible, (2) it is proposed in good faith, and (3) the plan and the proponent of the plan are in compliance with the Bankruptcy Code. In addition, the court must find that confirmation of the plan is not likely to be followed by liquidation or the need for further financial reorganization.


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("CrossCountry"). Prisma would hold Enron's power and gas distribution projects located outside the U.S. CrossCountry would hold Enron's interests in several gas transportation pipelines located in the U.S. As part of the Plan, creditors would receive shares of Prisma and CrossCountry or interests in a trust or other entity formed to distribute these assets under the Plan. The Plan also makes provision for the distribution of other assets of the Debtors' estate, including in excess of $6 billion in cash, the proceeds of the liquidation or divestiture of businesses that do not fit into Prisma and CrossCountry, and the value of certain claims that Enron is pursuing against various professional service firms and institutions such as commercial and investment banks.

          As previously noted, the Plan will involve the divestiture of Portland General either by the distribution of Portland General common stock to creditors or the sale of Portland General to a third party and the distribution of the proceeds thereof to creditors. Section 32.1(c) of the Plan provides that, commencing on or as soon as practicable after the Effective Date, the Portland General common stock shall be distributed to holders of specified claims upon
(a) allowance of General Unsecured Claims in an amount which would result in the distribution of 30% of the issued and outstanding shares of Portland General common stock and (b) obtaining the requisite consents for the issuance of the Portland General common stock.

          The Plan provides that the Debtors and the Creditors' Committee would jointly determine whether the Portland General common stock should be distributed to creditors directly by Enron or through an Entity/6 (referred to as "PGE Trust"/7) to be created on or subsequent to the Confirmation Date, to hold the Portland General common stock./8 To allow the PGE Trust to be formed as and when necessary under the Plan, Enron is seeking the necessary regulatory approvals for the creation of the PGE Trust. If formed, the PGE Trust, will be managed under an agreement, the PGE Trust Agreement, which must be in form and substance satisfactory to the Creditors' Committee.

          The PGE Trust Agreement will provide for the management of the PGE Trust by the PGE Trustee who shall manage, administer, operate and liquidate the assets contained in the PGE Trust and distribute the proceeds thereof


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6 Section 1.128 of the Plan provides that an "Entity" refers to a person, corporation, general partnership, limited partnership, limited liability company, limited liability partnership, association, joint stock company, joint venture, estate, trust, unincorporated organization, governmental unit, or any subdivision thereof, including, without limitation, the Office of the United States Trustee, or any other entity.

7 Plan Section 1.185.

8 Enron expects that the PGE Trust would be formed if, upon the Effective Date, sufficient General Unsecured Claims have not been allowed such that at least 30% of the Portland General common stock may be distributed.


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or the Portland General common stock./9 As currently contemplated, the PGE
Trustee shall be SFC, or such other Entity appointed by the PGE Trust Board and approved by the Bankruptcy Court to administer the PGE Trust in accordance with the provisions of the PGE Trust Agreement and Article XXIV of the Plan./10 The PGE Trust Board would be selected by the Debtors, after consultation with the Creditors' Committee, and appointed by the Bankruptcy Court, or any replacements thereafter selected in accordance with the PGE Trust Agreement. If the PGE Trust is not formed, SFC, as Administrator, will manage, administer and operate Portland General (and the Debtors' other assets) until it is sold or the Portland General common stock is distributed to creditors under the Plan.

          The Plan describes the purpose of the PGE Trust and the trusts that may be established in connection with the distribution of Prisma and CrossCountry (collectively, the "Operating Trusts"). The Plan also describes the proposed management of the trusts./11 The Plan provides that the "Operating Trusts shall be established for the sole purpose of holding and liquidating the respective assets in the Prisma Trust, the CrossCountry Trust and the PGE Trust in accordance with Treasury Regulation Section 301.7701-4(d) and the terms and provisions of the Operating Trust Agreements."/12 For all federal income tax purposes, all parties (including the Debtors, the Operating Trustee, and the beneficiaries of the Operating Trusts) must treat the transfer of assets to the respective Operating Trusts as a transfer to the holders of certain allowed claims, followed by a transfer by such holders to the respective Operating Trusts. The beneficiaries of the Operating Trusts are treated as the grantors thereof. Consistent with this view, under the Operating Trust Agreements, on the Effective Date the Debtors will have no obligation to provide any funding with respect to any of the Operating Trusts.


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9 Portland General currently has 42,758,877 shares of common stock, par value of
$3.75 per share, all of which are held by Enron. Upon satisfaction of the conditions for the distribution of Portland General to the creditors under the Plan, the existing Portland General common stock held by Enron will be cancelled and new Portland General common stock will be issued. The shares of Portland General to be issued under the Plan will have no par value, of which 80,000,000 shares shall be authorized and of which 62,500,000 shares shall be issued under the Plan. The preferred stock of Portland General will remain outstanding.

10 Article XXIV of the Plan describes the establishment, purpose and operating parameters of the Operating Trusts, which include the PGE Trust, the Prisma Trust and the CrossCountry Trust.

11 The Operating Trusts would be established on behalf of the Debtors and the holders of allowed claims in certain specified classes. The Operating Trusts would be formed by the execution of the respective Operating Trust Agreements as soon as is practical after the receipt of all appropriate or required governmental, agency or other consents authorizing the transfer of the respective assets to the Operating Trusts. See Plan Section 24.1. With respect to the PGE Trust, the authorization of the Oregon Public Utility Commission ("OPUC") and the Federal Energy Regulatory Commission ("FERC") may be required prior to the contribution of the common stock of Portland General into the PGE Trust and the distribution of such stock to the creditors.

12 Plan Section 24.2.


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          The rights of the Operating Trustees to invest assets transferred to the Operating Trusts, the proceeds thereof, or any income earned by the respective Operating Trusts, will be limited to the right and power to invest such assets (pending periodic distributions) in cash equivalents. The Operating Trustees must distribute at least annually to the holders of the respective Operating Trust Interests all net cash income plus all net cash proceeds from the liquidation of assets, but the Operating Trustees may retain amounts necessary to satisfy liabilities and to maintain the value of the assets of the Operating Trusts during liquidation and to pay reasonable administrative expenses. The Operating Trusts must terminate no later than the third anniversary of the Confirmation Date, provided, however, that the Bankruptcy Court may extend the term of the Operating Trusts for additional periods not to exceed three years in the aggregate if it is necessary to liquidate the assets of the Operating Trusts.

          The IRS has stated that an organization created under chapter 11 of the Bankruptcy Code to be a liquidating trust will be characterized as a liquidating trust if it meets certain requirements. In particular, the IRS requires the trustee of a liquidating trust to commit to make continuing efforts to dispose of the trust assets, make timely distributions, and not unduly prolong the duration of the trust. The application states that these requirements are all incorporated into the Plan./13

          As of the Effective Date, compliance with the provisions of the Plan will become the general responsibility of SFC, as Administrator. SFC would be an employee of the Reorganized Debtors and subject to the supervision of the board of directors of the Reorganized Debtors./14 The Administrator's powers, duties and rights are described in the Reorganized Debtor Plan Administration Agreement, which must be in form and substance satisfactory to the Creditors' Committee.

          The responsibilities of the Administrator will include (a) facilitating the Reorganized Debtors' prosecution or settlement of objections to and estimations of claims, (b) prosecution or settlement of claims and causes of action held by the Debtors, (c) assisting the litigation trustees in performing their duties, (d) calculating and assisting the Disbursing Agent in implementing all distributions in accordance with the Plan, (e) filing all required tax returns and paying taxes and all other obligations on behalf of the Reorganized Debtors from funds held by the Reorganized Debtors, (f) periodic reporting to the Bankruptcy Court, of the status of the claims resolution process, distributions on allowed claims and prosecution of causes of action, (g) liquidating the Remaining Assets and providing for the distribution of the net proceeds thereof in accordance with the Plan, (h) consulting with, and providing information to, the Disputed Claims Reserve overseers in connection with the voting or sale of Plan Securities to be deposited in the Disputed Claims


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13 See generally, Plan Article XXIV. See also, Rev. Proc. 94-45, 1994-2 CB 684, amplifying and modifying Rev. Proc. 82-58, 1982-2 CB 847, and Rev. Proc. 91-15, 1991-1 CB 484.

14 Plan Section 36.1.


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Reserve, and (i) such other responsibilities as may be vested in the
Administrator under the Plan, the Reorganized Debtor Plan Administration Agreement, Bankruptcy Court order, or as may be necessary and proper to carry out the provisions of the Plan./15 As noted above, if the PGE Trust is not formed, the Administrator also would manage, administer, operate and otherwise control Portland General subject to the supervision of the Board of Directors of the Reorganized Debtors and the consent of the Creditors' Committee./16

          Under the Plan, as of the Effective Date, the Reorganized Debtors will assist the Administrator in performing the following activities (a) holding the Operating Entities (including Portland General) for the benefit of creditors and providing certain transition services to such entities, (b) liquidating the Remaining Assets, (c) making distributions to creditors pursuant to the terms of the Plan, (d) prosecuting claim objections and litigation, (e) winding up the Debtors' business affairs, and (f) otherwise implementing and effectuating the terms and provisions of the Plan./17

          Portland General has entered into a master services agreement ("MSA") with certain affiliates, including Enron. The MSA allows Portland General to provide affiliates with various services. The MSA also allows Enron to provide Portland General with certain services. Portland General services are priced at the higher of fully allocated cost or market (unless specified otherwise) while affiliate services are priced at the lower of cost or market (unless specified otherwise). Enron provides certain employee health and welfare benefits and insurance services to Portland General under the MSA that are directly allocated or billed to Portland General based upon Portland General's usage or the cost for those services. In addition, Enron provides administrative services to Portland General under the MSA for a fee equal to the total cost of these services multiplied by an allocation factor based on the Modified Massachusetts Formula (a formula that takes a number of factors into account such as income, assets, and employees). Moreover, Portland General provides certain administrative services to Enron and services to certain Enron affiliates under the MSA. The provision of these services is anticipated to continue until such services are replaced, which Enron expects will occur by the end of 2004. Enron, Enron's affiliates and Portland General may enter into other arrangements that may extend beyond 2004, subject to Bankruptcy Court approval if such agreements are reached before the Effective Date of the Plan.


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15 Plan Section 36.2.

16 Plan Section 40.1 provides that the board of directors of reorganized Enron shall consist of five persons selected by the Debtors, after consultation with the Creditors' Committee (with respect to four members) and the Enron North America Examiner (with respect to one member).

17 Disclosure Statement Section VII.A.2.


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          Portland General has entered into a tax-sharing arrangement with Enron pursuant to which Portland General will be responsible for the amount on income tax that Portland General would have paid on a "stand alone" basis, and Enron will be obligated to make payments to Portland General as compensation for the use of Portland General's losses and/or credits to the extent that such losses and/or credits have reduced the consolidated income tax liability. Enron will be responsible for, among other things, the preparation and filing of all required consolidated returns on behalf of Portland General and its subsidiaries, making elections and adopting accounting methods, filing claims for refunds or credits and managing audits and other administrative proceedings conducted by the taxing authorities. After the Effective Date, Enron and Portland General will continue to be parties to this tax sharing agreement, or a new agreement on similar terms, until Enron and Portland General no longer file consolidated tax returns. It is intended that Enron and Portland General will file consolidated tax returns until Enron no longer owns 80% of the capital stock of Portland General, which may occur by a sale of Portland General stock to Oregon Electric or a third party, the transfer of Portland General to PGE Trust and distribution of PGE Trust to creditors or the cancellation of Portland General stock held by Enron to issue new stock to the creditors. Enron will allocate the consolidated tax liability for each taxable period to Portland General and its subsidiaries in accordance with the requirements of the Internal Revenue Code and Treasury Regulations.

          SFC, PGE Trust and Enron request an order of the Commission exempting each company under Section 3(a)(4) from all the provisions of the Act, except
Section 9(a)(2). The application states that based on the Plan, as filed, each of SFC, PGE Trust and Enron would be a temporary holding company solely with respect to the Portland General common stock that may be held for the purpose of distributing it in accordance with the Plan. The application further states that SFC, PGE Trust and Enron would not hold or control the Portland General common stock for investment purposes or for the purpose of exercising control over Portland General contrary to the protected interests under the Act.

          For the Commission by the Division of Investment Management, pursuant to delegated authority.


                                                           Jonathan G. Katz
                                                           Secretary